Exhibit 99.1

ReneSola Announces First Quarter 2017 Results

Shanghai, China, June 15, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient technology products, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

	Q1 2017	Q/Q Change	Y/Y Change
Revenue	$156.6	-32.5%	-39.9%
Gross Profit	$1.7	-65.4%	-96.1%
Operating Loss	($17.8)	N/A	N/A
Net Loss	($23.2)	N/A	N/A

•	Revenue of $156.6 million exceeded the high end of the guidance range of $130 million to $150 million;
•	Gross margin was 1.1%, compared to 2.1% in Q4 2016 and 17.1% in Q1 2016;
•	Net loss was $23.2 million, compared to net loss of $25.5 million in Q4 2016 and net income of $5.7 million in Q1 2016;
•	Total external module shipments were 266.8 MW while module shipments to the Company’s downstream projects were approximately 44.3 MW;
•	Total external wafer shipments were 259.2 MW, compared to 305.9 MW in Q4 2016 and 351.0 MW in Q1 2016;
•	Recognized revenue of $2.2 million from sale of rooftop projects in China with aggregate capacity of 2.3 MW;
•	Signed agreements to sell a 6.75 MW of utility project in North Carolina and 1.3 MW of utility projects in Holyoke, Massachusetts with revenue expected to be recognized in Q2 2017;
•	Connected two ground-mounted projects in the UK with a combined capacity of approximately 10 MW; revenue is expected to be recognized in Q2;
•	As of June 2, 2017, the Company had a solar power project pipeline of over 1.4GW, of which 613.1 MW are “shovel-ready”;
•	LED sales of $9.6 million increased by approximately 3% compared to Q4 2016 with gross margin of approximately 30.9%; and
•	Total borrowings increased by $54.3 million to $678.6 million compared to Q4 2016.

Mr. Xianshou Li, ReneSola's Chief Executive Officer, commented, "First quarter results were generally in-line with our expectation, as we continued to gain traction from our downstream project efforts and LED distribution business, while affected by challenging market conditions of our solar power product business. We continue to execute our strategy to shift our business focus from manufacturing to downstream project development, and I am excited about the progress we are making. For the second quarter of 2017, we expect downstream project sales to increase when compared to the first quarter of 2017 due to continued growth in our project pipeline and our solid execution in project monetization."

Li continued, "We remained focused on managing our working capital, controlling costs and improving our balance sheet. We believe these measures have prepared us well to develop sustainably as we progress through the current industry down-cycle."

First Quarter 2017 Financial Results

Revenue of $156.6 million was down 32.5% q/q and down 39.9% y/y, but exceeded the guidance of $130 million to $150 million. The decline in the year-over-year revenue was primarily due to lower module ASP’s and reduced product shipments to external customers.

Gross profit of $1.7 million was down 65.4% q/q and 96.1% y/y. Gross margin declined to 1.1% from 2.1% in Q4 2016 and from 17.1% in Q1 2016. The sequential margin decline was primarily due to lower module ASP’s as well as annual maintenance of our polysilicon plant.

Operating expenses were $19.5 million, representing 12.4% of revenue, down from $26.8 million in Q4 2016 and $32.3 million in Q1 2016. Sales and marketing expenses were $3.8 million, down from $7.3 million in Q4 2016 as we reversed certain warranty expenses to reflect the declining module ASP.

Operating loss was $17.8 million, compared to operating loss of $21.8 million in Q4 2016 and operating income of $12.2 million in Q1 2016.

Non-operating expenses of $9.1 million included net interest expense of $8.9 million and loss on derivative of $0.3 million, partially offset by foreign exchange gains of $0.2 million.

Net loss was $23.2 million, compared to net loss of $25.5 million in Q4 2016 and net income of $5.7 million in Q1 2016. Loss per ADS was $1.16[1].

Balance Sheet, Liquidity and Capital Resources

The Company had cash and cash equivalents (including restricted cash) of $144.4 million as of March 31, 2017, compared to $133.2 million as of December 31, 2016. Total borrowings were $678.6 million, increasing by $54.3 million from $624.3 million as of December 31, 2016.

First Quarter Operating Highlights

The Company remains focused on developing, operating and selling high-quality solar power projects. Our business activities are centered on building a pipeline of distributed generation and utility-scale projects in attractive locations worldwide. In the first quarter, the Company continued to monetize its existing solar power project pipelines as part of its development cycle.

Project Sales

The Company recognized revenue of $2.2 million from the sale of rooftop projects of 2.3 MW in China’s domestic distributed generation market in Q1 2017. The Company also signed agreements to sell a utility-scale project located in North Carolina with a capacity of approximately 6.75 MW and two utility-scale projects in Holyoke, Massachusetts with a combined capacity of approximately 1.3 MW in Q1 2017. The Company expects to recognize revenue from the sales of these projects in Q2 2017. The Company connected two ground-mounted projects in the UK with a combined capacity of approximately 10 MW with revenue expected to be recognized in Q2.

Project Pipeline

As of June 2, 2017, the Company had a pipeline of over 1.4 GW of projects in various stages, of which 613.1MW are projects that are “shovel-ready”. The shovel-ready projects include (i) projects that are overseas and that ReneSola has the legal right to develop based on definitive agreements, and (ii) projects in China that are owned by ReneSola and have been filed with National Development and Reform Commission or third-party projects that the Company has signed definitive agreements to provide EPC services to. The Company identified a number of opportunities in China’s domestic distributed generation market, and had 306.8 MW of such projects in shovel-ready stage in its pipeline as of June 2, 2017. The Company continues to focus on developed markets which are expected to have stable returns and healthy cash flow.

1 The Company executed a ratio change for its American Depositary Receipt ("ADR") program effective on February 10, 2017. As a result, the number of the Company's shares represented by each ADS was changed from two (2) shares to ten (10) shares.

The following table sets forth our shovel-ready projects pipeline by location:

Project Location	Shovel-ready (MW)
USA	99.5
UK	14.3
Japan	17.5
Canada	8.9
Turkey	116.0[2]
France	37.1
Poland	13.0
China DG	306.8
Total	613.1

The Company currently has over 270 MW project pipelines under construction and plans to construct over an aggregate of 550 MW of projects in the year of 2017. During the construction phase, the projects will be financed by construction loans, as well as installment payments from buyers.

Modules and Wafers

During the first quarter, total external module shipments were 266.8 MW, down 19.3% from Q4 2016 and down 23.9% from Q1 2016. Total wafer shipments were 259.2 MW, down 15.3% from Q4 2016 and down 26.2% from Q1 2016.

LED

LED revenue of $9.6 million was up by approximately 3% from $9.3 million in Q4 2016. Gross margin was approximately 30.9%. The sequential slowdown in LED revenue growth was largely due to short-term adjustment to product offerings, coupled with inventory management in the quarter.

ReneSola remains optimistic about the growth prospects in LED business. The market for energy efficient products is large and growing rapidly. LED lighting is one of the most effective products for reducing electricity consumption. The Company believes it can leverage its brand name and global distribution footprint to build an attractive, high margin business. The Company expects LED business to grow into a meaningful financial contributor in the years ahead.

Outlook

For Q2 2017, the Company expects revenue in the range of $180 to $200 million, external wafer shipments in the range of 220MW to 240MW and external module shipments in the range of 230MW to 250MW.

For full year 2017, the Company expects revenue in the range of $900 million to $1,000 million.

Conference Call Information

ReneSola's management will host an earnings conference call on June 15, 2017 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Time).

2 With the start of operation, ReneSola holds 50% of the economics in the projects, which are held for sale and expected to be sold in the normal course upon connection or shortly thereafter.

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 35984787.

A replay of the conference call may be accessed by phone at the following numbers until June 23, 2017. To access the replay, please again reference the conference passcode 35984787.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD
Unaudited Consolidated Balance Sheets
(US dollars in thousands)
	Mar 31,	Dec 31,	Mar 31,
	2017	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	26,634	37,336	38,687
Restricted cash	117,783	95,866	151,339
Accounts receivable, net of allowances for doubtful accounts	108,230	116,677	176,391
Inventories	153,220	143,976	181,659
Advances to suppliers-current	15,727	14,943	28,316
Amounts due from related parties	9,385	13,066	95
Value added tax recoverable	10,956	3,260	20,573
Prepaid income tax	1,115	1,081	1,900
Prepaid expenses and other current assets	16,002	22,838	15,901
Project assets	75,574	48,177	34,949
Deferred convertible notes issue costs-current			-
Derivative assets		2,716	-
Assets held-for-sale	8,540	7,558	-
Deferred tax assets-current, net			2,242
Total current assets	543,166	507,494	652,052

Property, plant and equipment, net	486,278	491,255	603,248
Prepaid land use right, net	31,923	31,850	37,179
Deferred tax assets-non-current, net	19,168	15,539	14,121

Advances for purchases of property, plant and equipment	1,824	846	1,288
Deferred project costs	19,153	16,375	20,874
Project assets-noncurrent	6,103	6,710	-
Other long-lived assets	18,706	18,337	10,144
Total assets	1,126,321	1,088,406	1,338,906

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current
Short-term borrowings	647,587	595,434	735,610
Accounts payable	221,580	223,303	301,976
Advances from customers-current	36,701	21,998	24,985
Amounts due to related parties	4,575	1,257	3,189
Other current liabilities	59,655	62,126	62,727
Income tax payable	302	315	124
Derivative liabilities	371		343
Warrant liability			158
Total current liabilities	970,771	904,433	1,129,112

Convertible notes payable-non-current
Long-term borrowings	31,057	28,836	1,551
Deferred revenue	32,566	32,243	32,376
Warranty	28,114	35,059	38,070
Deferred subsidies and other	20,943	20,824	23,116
Other long-term liabilities	939	866	15
Total liabilities	1,084,390	1,022,261	1,224,240

Shareholders' equity
Common shares	476,658	476,658	477,419
Additional paid-in capital	8,420	8,229	7,707
Accumulated loss	(493,215)	(469,975)	(429,544)
Accumulated other comprehensive income	50,068	51,233	59,084
Total equity attribute to ReneSola Ltd	41,931	66,145	114,666
Total shareholders' equity	41,931	66,145	114,666

Total liabilities and shareholders' equity	1,126,321	1,088,406	1,338,906

RENESOLA LTD
Unaudited Consolidated Statements of Income
(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016

Net revenues from third parties	148,267	207,502	260,696
Net revenues from related parties	8,343	24,572
Total net revenues	156,610	232,074	260,696
Cost of revenues	(154,889)	(227,103)	(216,191)
Gross profit	1,721	4,971	44,505
GP%	1.10%	2.1%	17.1%

Operating (expenses) income:
Sales and marketing	(3,776)	(7,268)	(13,500)
General and administrative	(12,450)	(12,277)	(13,269)
Research and development	(5,707)	(5,362)	(8,190)
Other operating income	2,458	2,737	2,694
Impairment of long-lived assets and advances for purchases of property, plant and equipment		(4,625)
Total operating expenses	(19,475)	(26,795)	(32,265)

Income (loss) from operations	(17,754)	(21,824)	12,240

Non-operating (expenses) income:
Interest income	312	293	777
Interest expense	(9,248)	(7,368)	(9,860)
Foreign exchange gains (losses)	161	4,916	2,945

Gains (losses) on derivatives, net	(332)	2,002	(602)
Investment(loss) gain on disposal of subsidiaries		(75)	7

Gains on repurchase of convertible bonds			213

Fair value change of warrant liability		-	420
Income (loss) before income tax, noncontrolling interests	(26,861)	(22,056)	6,140

Income tax (expense) benefit	3,621	(3,407)	(407)
Net income (loss)	(23,240)	(25,463)	5,733

Less: Net income (loss) attributed to noncontrolling interests
Net income (loss) attributed to holders of ordinary shares	(23,240)	(25,463)	5,733

Earnings per share
Basic	(0.12)	(0.13)	0.03
Diluted	(0.12)	(0.13)	0.03

Earnings per ADS
Basic	(1.16)	(1.26)	0.28
Diluted	(1.16)	(1.26)	0.28

Weighted average number of shares used in computing loss per share
Basic	200,538,902	201,774,449	203,163,310
Diluted	200,538,902	201,774,449	203,163,310

	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Net income (loss)	(23,240)	(25,463)	5,733
Other comprehensive income (loss)
Foreign exchange translation adjustment	(1,165)	233	(2,493)
Other comprehensive income (loss)	(1,165)	233	(2,493)

Comprehensive income (loss)	(24,405)	(25,230)	3,240
Less: comprehensive loss attributable to non-controlling interest			-
Comprehensive income (loss) attributable to ReneSola	(24,405)	(25,230)	3,240

RENESOLA LTD
Unaudited Consolidated Statements of Cash Flow
(US dollar in thousands)
	Three Months Ended
	Mar 31, 2017	Mar 31, 2016

Operating activities:
Net profit/(loss)	(23,240)	5,733
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	1,615	0
Depreciation and amortization	20,920	21,218
Amortization of deferred convertible bond issuances costs and premium		33
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	(28)	(1,108)
Gain (loss) on derivatives	332	(56)
Fair value change of warrant liability		(420)
Gain from settlement of certain payables
Gain from advances from customers		0
Share-based compensation	191	225
Gain (loss) on disposal of long-lived assets	676	1,208
Gain on disposal of solar project		(2,527)
Impairment of goodwill
Impairment of Intangible assets
Impairment of long-lived assets
Reversal of firm purchase commitment
Gain on disposal of subsidiaries
Gain on CB repurchase		(212)
Changes in assets and liabilities:
Accounts receivable	6,295	(15,263)
Inventories	(11,209)	2,489
Project assets and deferred project cost	(26,691)	(3,227)
Advances to suppliers	(522)	(9,728)
Amounts due from related parties	3,793	509
Value added tax recoverable	(7,593)	4,413
Prepaid expenses and other assets	7,051	10,415
Prepaid land use rights, net	204	230
Accounts payable	(4,044)	(1,196)
Advances from customers	12,441	(3,465)
Income tax payable	(41)	1,548
Other current liabilities	(3,360)	(15,696)
Deferred revenue
Other non-current assets
Other long-term assets
Warranty	(7,241)	1,854
Deferred taxes assets	(3,366)	(1,044)
Other long-term liabilities	65	(319)
Net cash provided by (used in) operating activities	(33,752)	(4,386)

Investing activities:
Purchases of property, plant and equipment	(11,441)	(2,240)
Advances for purchases of property, plant and equipment	(865)	-
Cash received from government subsidy		-
Proceeds from disposal of property, plant and equipment	63	-
Advance from disposal of property, plant and equipment	2,905
Changes in restricted cash	(21,076)	(10,211)
Net cash received (paid) on settlement of derivatives	284	420
Proceeds from disposal of subsidiaries		5,140
Net cash provided by (used in) investing activities	(30,130)	(6,891)

Financing activities:
Proceeds from bank borrowings	269,850	264,262
Proceeds from related parties	3,340	-
Repayment of bank borrowings	(222,513)	(227,058)
Proceeds from exercise of stock options
Paid for CB repurchase		(25,931)
Cash paid for ADS/s repurchase		(733)
Net cash provided by (used in) financing activities	50,677	10,540

Effect of exchange rate changes	2,503	1,379

Net increase (decrease) in cash and cash equivalents	(10,702)	642
Cash and cash equivalents, beginning of period/year	37,336	38,045
Cash and cash equivalents, end of period/year	26,634	38,687